May 5, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jacqueline Kaufman

RE: Aaron’s Holdings Company, Inc. Registration Statement on Form S-4, File No. 333-237657; Aaron’s, Inc. Proxy Statement on Schedule 14A, File No. 001-13941

Dear Ms. Kaufman:

On behalf of Aaron’s Holdings Company, Inc. (the “Registrant”) and Aaron’s, Inc., pursuant to Rule 461 promulgated under the Securities Act of 1933, I hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-237657), as amended, filed by the Registrant to 5:00 p.m., Washington, D.C. time, on May 7, 2020 or as soon thereafter as practicable.

We appreciate the cooperation of the staff of the Division of Corporation Finance in assisting with this request to enable the Registrant and Aaron’s, Inc. to mail the joint proxy statement/prospectus as soon as practicable following the requested effective date. Please contact the undersigned at (678) 402-3336 or Robert Leclerc of King & Spalding LLP at (404) 572-2781 with any questions concerning this letter.

Sincerely,

/s/ Todd King
Todd King
Vice President and Assistant Secretary
Aaron’s Holdings Company, Inc.